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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Ramtron International Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
005-40467
(CUSIP Number)
Horst Meyer
Infineon Technologies AG
Legal Department
Am Campeon 1-12
D-85579 Neubiberg, Munich
Germany
011-49-89-234-26985
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	005-40467

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Infineon Technologies AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Federal Republic of Germany

	7	SOLE VOTING POWER:

NUMBER OF		4,692,668

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,692,668

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,692,668 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

2

CUSIP No.	005-40467

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Qimonda AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Federal Republic of Germany

	7	SOLE VOTING POWER:

NUMBER OF		4,692,668

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,692,668

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,692,668 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

3

ITEM 1. SECURITY AND ISSUER.
          No changes.
ITEM 2. IDENTITY AND BACKGROUND.
Item 2 is amended by deleting the second, third and fourth paragraphs and replacing those paragraphs with the following:
          Qimonda AG (“Qimonda”) is a German stock corporation. Qimonda’s principal business is the design, development, manufacture, marketing and sale of a wide variety of semiconductor memory products, and its principal business address is Gustav-Heinemann-Ring 212, 81739 Munich, Germany.
          By virtue of its direct and indirect ownership of approximately 85.9% of the ordinary shares of Qimonda, Infineon may be deemed to control Qimonda. Infineon disclaims beneficial ownership of any securities covered by this Statement pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, except to the extent of its pecuniary interest therein.
          (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the members of the Management Boards of Infineon and Qimonda, as applicable, is set forth on Exhibit A. Except as otherwise indicated on Exhibit A, each person listed on Exhibit A is a citizen of the Federal Republic of Germany.
          (d)-(e) During the last five years, none of Infineon, Qimonda or, to the knowledge of Infineon and Qimonda, any of the persons listed on Exhibit A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 2 is also hereby amended by amending and restating Exhibit A as attached hereto.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 is amended by adding the following disclosure immediately following the final paragraph thereof:
          In July 2005, all amounts remaining due under the Debenture were repaid and the Debenture was cancelled.
          Qimonda was formed as a wholly owned subsidiary of Infineon in May 2004. In connection with the carve-out of Infineon’s Memory Products business, effective as of May 1, 2006, Infineon has contributed substantially all of the assets, liabilities, operations and activities of its Memory Products business to Qimonda. Pursuant to the terms of a Contribution Agreement (Einbringungsvertrag) between Infineon and Qimonda dated as of April 25, 2006 (the “Contribution Agreement”), Infineon has contributed to Qimonda its holding of 4,430,005 shares of Ramtron Common Stock and the Warrant. Infineon’s assets attributable to its Memory Products business, including the shares of Ramtron Common Stock and the Warrant, were contributed to Qimonda by means of a singular succession contribution-in-kind (Einzelrechtsnachfolge als Sacheinlage) under German law, in consideration of the issuance of ordinary shares of Qimonda. A copy of the Contribution Agreement, filed as Exhibit K hereto, is specifically incorporated herein by reference in response to this Item 3.
          Qimonda completed an initial public offering of its ordinary shares in August 2006, in which it sold 42 million new ordinary shares and Infineon sold 6.3 million existing shares of Qimonda (in the underwriters’ over-allotment option). As a result of this transaction, Infineon’s direct and indirect interest in Qimonda was reduced from 100% to 85.9%.
ITEM 4. PURPOSE OF TRANSACTION.
     (a)-(j)
Item 4 is hereby amended by deleting the first paragraph in its entirety and replacing it with the following paragraph:
          The purpose of Infineon’s initial acquisition of beneficial ownership of the 4,430,005 shares of Ramtron Common Stock issued to it pursuant to the Share Purchase Agreement was to make an investment in Ramtron and not with the intention of acquiring control of Ramtron, as well as to facilitate the entry by Infineon and Ramtron into various license agreements. The purpose of Infineon’s acquisition of the Warrant, including the shares issuable upon exercise thereof, was to make a subsequent investment in Ramtron and not with the intention of acquiring control of Ramtron.
Item 4 is hereby amended by adding the following disclosure immediately following the final paragraph thereof:
          Qimonda acquired the 4,430,005 shares of Ramtron Common Stock and the Warrant pursuant to the Contribution Agreement as part of the carve-out of substantially all of the assets of the Memory Products business of Infineon, and not with the present intention of acquiring control of Ramtron.
          The rights of Infineon under the Registration Rights Agreement were assigned to Qimonda in connection with the contribution of the shares and the Warrant.
ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
Item 5(a) is hereby amended by deleting Item 5(a) in its entirety and replacing it with the following:
          (a) Qimonda beneficially owns 4,692,668 shares of Ramtron Common Stock representing, based on Ramtron’s management representations as of August 4, 2006, approximately 19.2% of the outstanding shares of Ramtron Common Stock. Qimonda directly beneficially owns 4,430,005 shares of Ramtron Common Stock, approximately 18.2% of the outstanding shares of Ramtron Common Stock, and has the right to acquire an additional 262,663 shares of Ramtron Common Stock upon exercise of the Warrant.
          By virtue of its approximately 85.9% direct or indirect voting interest in Qimonda, Infineon may be deemed to control Qimonda and beneficially own the securities of Ramtron described above. Infineon disclaims beneficial ownership of any securities covered by this Statement pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, except to the extent of its pecuniary interest therein.

          Except as set forth in this Item 5, none of Infineon or Qimonda, or to the best of Infineon’s and Qimonda’s knowledge, any of the individuals named on Exhibit A beneficially owns any shares of Ramtron Common Stock.
Item 5(b) is hereby amended by deleting it in its entirety and replacing it with the following:
          (b) Qimonda has the sole power to vote and to dispose of the shares of Ramtron Common Stock covered by this statement. Infineon, through its direct and indirect ownership of Qimonda voting securities, may be able to influence decisions concerning the exercise of such power.
Item 5(c) is hereby amended by deleting it in its entirety and replacing it with the following:
          (c) None of Infineon or Qimonda or, to the best of Infineon’s and Qimonda’s knowledge, any of the individuals named on Exhibit A, has effected any transaction in Ramtron Common Stock during the past 60 days.
Item 5(d) is hereby amended by deleting it in its entirety and replacing it with the following:
          (d) Except as set forth in this Item 5, no other person is known by Infineon or Qimonda to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ramtron Common Stock covered by this statement.
          (e) No change.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
Item 6 is hereby amended by deleting the second paragraph added by Amendment No. 1.
Item 6 is hereby further amended by adding the following disclosure immediately following the final paragraph thereof:
     Pursuant to the Contribution Agreement, Infineon contributed to Qimonda its holdings of 4,430,005 shares of Ramtron Common Stock and the Warrant. A copy of the Contribution Agreement is filed as Exhibit K. Exhibit K is specifically incorporated herein by reference in response to this Item.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Directors and Executive Officers of Infineon Technologies AG and Qimonda AG

Exhibit K	Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006 (incorporated by reference to Exhibit 10(i)A to the Registration Statement on Form F-1 of Qimonda AG, filed with the U.S. Securities and Exchange Commission on July 21, 2006).

Exhibit L	Agreement of Joint Filing, dated as of November 3, 2006, by and between Infineon Technologies AG and Qimonda AG.

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.
Dated: November 3, 2006

INFINEON TECHNOLOGIES AG

By:	/S/ Horst Meyer
Name:	Horst Meyer
Title:	Corporate Legal Counsel

By:	/S/ Cornelius Simons
Name:	Cornelius Simons
Title:	Corp. Legal Counsel

QIMONDA AG

By:	/S/ Nicole Lau
Name:	Nicole Lau
Title:	Corporate Legal Counsel

By:	/S/ Florian Boegel
Name:	Florian Boegel
Title:	Corp. Legal Counsel